Exhibit 99.1

Stratasys Releases Third Quarter 2021 Financial Results

●	Revenue of $159.0 million

●	GAAP net loss of $18.1 million, or $0.28 per diluted share, and non-GAAP net income of $0.5 million, or $0.01 per diluted share

●	Generated $3.0 million of cash from operations

●	Secured two large, end-use part manufacturing contracts with the US Navy and a leading, global OEM

●	$519.9 million cash, cash equivalents and short-term deposits, and no debt at quarter end

MINNEAPOLIS & REHOVOT, Israel -(BUSINESS WIRE)- November 4, 2021 - Stratasys Ltd. (NASDAQ: SSYS), a leader in polymer 3D printing solutions, today announced financial results for the third quarter of 2021.

Third Quarter 2021 Financial Results Summary Compared to Third Quarter 2020:

●	Revenue of $159.0 million compared to $127.9 million.

●	GAAP gross margin was 42.9%, compared to 38.9%.

●	Non-GAAP gross margin was 48.2%, compared to 46.8%.

●	GAAP operating loss was $21.9 million, compared to an operating loss of $404.3 million.

●	Non-GAAP operating income was $1.8 million, compared to an operating loss of $1.0 million.

●	GAAP net loss was $18.1 million, or $0.28 per diluted share, compared to a net loss of $405.1 million, or $7.35 per diluted share.

●	Non-GAAP net income of $0.5 million, or $0.01 per diluted share, compared to a net loss of $3.0 million, or $0.05 per diluted share.

●	Adjusted EBITDA was $7.8 million, compared to $5.2 million.

●	Cash generated from operations of $3.0 million, compared to $2.6 million.

Dr. Yoav Zeif, Stratasys’ Chief Executive Officer stated, “We are at an inflection point for additive manufacturing. Industries appreciate the many benefits of our technologies and are increasingly adding 3D printing to their production plans, driving the shift from prototyping to mass production. Our third quarter was highlighted by revenue growth of 24.3% and systems sales growth of 34.7% year-over-year, with contributions across all regions and all business lines. We achieved a number of important manufacturing-focused milestones, including the securing of contracts with the US Navy and a major international OEM, specifically for end-use part production.”

Dr. Zeif continued, “Our vision of becoming the first choice for polymer 3D printing solutions with a focus on manufacturing continues to progress. We are executing on that goal by leveraging our outstanding reputation for excellence in both technology and service to help customers achieve true scaled production of end use parts. We expect the ongoing introduction of new product initiatives to further accelerate growth, complimented by our now 100% ownership of Xaar 3D and the new SAF technology, along with our recently announced open and enterprise-ready software platform that integrates with Industry 4.0 infrastructure and applications. We will continue to invest across our portfolio to further grow our sales and drive a return to sustained profitability.”

Financial Outlook:

Based on current market conditions and assuming that the impacts related to the pandemic or global supply chain constraints do not impede the economic environment further, the Company is reiterating and updating its outlook as follows:

●	Fourth quarter 2021 revenue approximately 16% higher year-over-year, driven by continued growth in systems relative to Q4 of both 2020 and 2019.

●	Full year-operating expenses expected to rise approximately $36 million compared to 2020, primarily due to fully owning Xaar 3D and higher operating costs associated with higher revenues.

●	Full year capital expenditures anticipated to range from $24 million to $30 million.

●	Longer term, the Company continues to expect significant leverage benefit from its investments as revenue growth should start to accelerate in 2022 and beyond.

Stratasys Ltd. Third Quarter 2021 Webcast and Conference Call Details

The Company plans to webcast its conference call to discuss its third quarter 2021 financial results on Thursday, November 4, 2021 at 8:30 a.m. (ET).

The investor conference call will be available via live webcast on the Stratasys Web site at investors.stratasys.com, or directly at the following web address:

https://78449.themediaframe.com/dataconf/productusers/ssys/mediaframe/47128/indexl.html

To participate by telephone, the U.S. toll-free number is 877-407-0619 and the international dial-in is +1-412-902-1012. Investors are advised to dial into the call at least ten minutes prior to the call to register. The webcast will be available for six months at investors.stratasys.com, or by accessing the above-provided web address.

Stratasys is leading the global shift to additive manufacturing with innovative 3D printing solutions for industries such as aerospace, automotive, consumer products and healthcare. Through smart and connected 3D printers, polymer materials, a software ecosystem, and parts on demand, Stratasys solutions deliver competitive advantages at every stage in the product value chain. The world’s leading organizations turn to Stratasys to transform product design, bring agility to manufacturing and supply chains, and improve patient care.

To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, Twitter, LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the company’s websites, to share material, non-public information pursuant to the SEC’s Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings.

Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

Cautionary Statement Regarding Forward-Looking Statements

The statements in this press release regarding Stratasys’ strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2021 and beyond, are forward-looking statements reflecting management’s current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys’ business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the degree of our success at introducing new or improved products and solutions that gain market share; the degree of growth of the 3D printing market generally; the impact of potential shifts in the prices or margins of the products that we sell or services that we provide, including due to a shift towards lower margin products or services; the impact of competition and new technologies; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; the extent of our success at successfully consummating acquisitions or investments in new businesses, technologies, products or services; the strength and duration of, and degree of recovery from, the COVID-19 pandemic in the markets in which we operate; potential changes in our management and board of directors; global market, political and economic conditions, and in the countries in which we operate in particular (including risks related to the impact of coronavirus on our supply chain and business); costs and potential liability relating to litigation and regulatory proceedings; risks related to infringement of our intellectual property rights by others or infringement of others’ intellectual property rights by us; the extent of our success at maintaining our liquidity and financing our operations and capital needs; the impact of tax regulations on our results of operations and financial condition; and those additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects,” and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2020, which we filed with the U.S. Securities and Exchange Commission, or SEC, on March 1, 2021 (the “2020 Annual Report”). Readers are urged to carefully review and consider the various disclosures made throughout our 2020 Annual Report and the Reports of Foreign Private Issuer on Form 6-K that attach Stratasys’ unaudited, condensed consolidated financial statements and its review of its results of operations and financial condition, for the quarterly periods throughout 2021, which have been furnished to the SEC throughout 2021 (including on or about the date hereof), and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this press release are provided or made (as applicable) as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Use of Non-GAAP Financial Measures

The non-GAAP data included herein, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our Company in gauging our results of operations (i) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and reorganization-related charges or gains, legal provisions and (ii) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets and goodwill, revaluation of our investments and the corresponding tax effect of those items. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table below.

Yonah Lloyd

CCO, VP Investor Relations

Yonah.Lloyd@stratasys.com

Source: Stratasys Ltd.

Stratasys Ltd.

Consolidated Balance Sheets

(Unaudited)

(in thousands, except share data)

	September 30,	December 31,
	2021	2020

ASSETS

Current assets
Cash and cash equivalents	$332,871	$272,092
Short-term deposits	187,000	27,000
Accounts receivable, net of allowance for credit losses of $0.7 and $0.9 million as of September 30, 2021 and December 31, 2020	121,848	106,068
Inventories	119,925	131,672
Prepaid expenses	8,634	6,717
Other current assets	27,317	16,943

Total current assets	797,595	560,492

Non-current assets
Property, plant and equipment, net	199,668	201,232
Goodwill	39,750	35,694
Other intangible assets, net	117,010	131,569
Operating lease right-of-use assets	15,624	21,298
Other non-current assets	58,365	39,717

Total non-current assets	430,417	429,510

Total assets	$1,228,012	$990,002

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$48,292	$16,987
Accrued expenses and other current liabilities	30,875	31,061
Accrued compensation and related benefits	36,983	25,659
Deferred revenues - short term	49,104	49,165
Operating lease liabilities - short term	7,514	9,282

Total current liabilities	172,768	132,154

Non-current liabilities
Deferred revenues - long term	17,980	14,227
Operating lease liabilities - long term	8,353	12,567
Contingent consideration	40,589	37,400
Other non-current liabilities	37,869	34,059

Total non-current liabilities	104,791	98,253

Total liabilities	277,559	230,407

Redeemable non-controlling interests	-	227

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousands shares; 65,467 thousands shares and 56,617 thousands shares issued and outstanding at September 30, 2021 and December 31, 2020, respectively	182	155
Additional paid-in capital	3,001,685	2,753,955
Accumulated other comprehensive loss	(8,372)	(8,846)
Accumulated deficit	(2,043,042)	(1,985,896)
Total equity	950,453	759,368

Total liabilities and equity	$1,228,012	$990,002

Stratasys Ltd.

Consolidated Statements of Operations

(in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales
Products	$108,888	$83,548	$299,517	$240,597
Services	50,121	44,344	140,686	137,825
	159,009	127,892	440,203	378,422

Cost of sales
Products	54,820	47,339	151,471	126,556
Services	36,001	30,784	101,697	98,491
	90,821	78,123	253,168	225,047

Gross profit	68,188	49,769	187,035	153,375

Operating expenses
Research and development, net	22,645	19,562	65,683	65,059
Selling, general and administrative	67,462	48,343	184,353	155,630
Goodwill impairment	-	386,154	-	386,154
	90,107	454,059	250,036	606,843

Operating loss	(21,919)	(404,290)	(63,001)	(453,468)

Financial expenses, net	(634)	(167)	(1,383)	(847)

Loss before income taxes	(22,553)	(404,457)	(64,384)	(454,315)

Income tax benefit	699	343	6,009	2,250

Share in profit (loss) of associated companies	3,778	(952)	1,229	(2,740)

Net loss	(18,076)	(405,066)	(57,146)	(454,805)

Net loss attributable to non-controlling interests	-	(4)	-	(54)

Net loss attributable to Stratasys Ltd.	$(18,076)	$(405,062)	$(57,146)	$(454,751)

Net loss per ordinary share attributable to Stratasys Ltd.
Basic	$(0.28)	$(7.35)	$(0.91)	$(8.29)
Diluted	$(0.28)	$(7.35)	$(0.91)	$(8.29)

Weighted average ordinary shares outstanding
Basic	65,018	55,086	62,888	54,851
Diluted	65,018	55,086	62,888	54,851

		Three Months Ended September 30,
		2021	Non-GAAP	2021	2020	Non-GAAP	2020
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)

	Gross profit (1)	$68,188	$8,507	$76,695	$49,769	$10,036	$59,805
	Operating income (loss) (1,2)	(21,919)	23,739	1,820	(404,290)	403,268	(1,022)
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(18,076)	18,592	516	(405,061)	402,050	(3,011)
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(0.28)	$0.28	$0.01	$(7.35)	$7.30	$(0.05)

(1)	Acquired intangible assets amortization expense		5,495			4,065
	Non-cash stock-based compensation expense		804			524
	Restructuring and other related costs		67			191
	Impairment charges		2,141			5,256
			8,507			10,036

(2)	Acquired intangible assets amortization expense		2,205			2,162
	Non-cash stock-based compensation expense		7,154			4,352
	Goodwill impairment		-			386,154
	Impairment of long-lived assets		1,242			-
	Restructuring and other related costs		210			34
	Revaluation of investments		2,025			-
	Contingent consideration		197			-
	Legal and other expenses		2,199			530
			15,232			393,232
			23,739			403,268

(3)	Corresponding tax effect		(376)			(1,296)
	Equity method related amortization, divestments and impairments		(4,771)			78
			$18,592			$402,050
(4)	Weighted average number of ordinary shares outstanding- Diluted	65,018		65,950	55,086		55,086

		Nine Months Ended September 30,
		2021	Non-GAAP	2021	2020	Non-GAAP	2020
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)

	Gross profit (1)	$187,035	$22,192	$209,227	$153,375	$24,062	$177,437
	Operating income (loss) (1,2)	$(63,001)	$59,657	$(3,344)	$(453,468)	$435,987	$(17,481)
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	$(57,146)	$52,284	$(4,862)	$(454,751)	$433,821	$(20,930)
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(0.91)	$0.83	$(0.08)	$(8.29)	$7.91	$(0.38)

(1)	Acquired intangible assets amortization expense		16,368			12,196
	Non-cash stock-based compensation expense		2,226			1,424
	Impairment charges		2,141			5,256
	Restructuring and other related costs		1,457			5,187
			22,192			24,062

(2)	Acquired intangible assets amortization expense		6,598			6,430
	Non-cash stock-based compensation expense		20,914			14,470
	Goodwill impairment		-			386,154
	Impairment of long-lived assets		2,664			-
	Restructuring and other related costs		2,370			3,863
	Revaluation of investments		556			-
	Contingent consideration		590			-
	Legal and other expenses		3,773			1,007
			37,465			411,925
			59,657			435,987

(3)	Corresponding tax effect		(2,770)			(2,396)
	Equity method related amortization, divestments and impairments		(4,603)			230
			$52,284			$433,821

(4)	Weighted average number of ordinary shares outstanding- Diluted	62,888		62,888	54,851		54,851